[Pulaski Financial Letterhead]

March 30, 2011

Via EDGAR

Kevin W. Vaughn
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:     Pulaski Financial Corp.
Form 10-K for Fiscal Year Ended September 30, 2010
Form 10-Q for Quarter Ended December 31, 2010
File No. 000-24571

Dear Mr. Vaughn:

Pursuant to my telephone conversations with Commission staff yesterday, the Company hereby undertakes that it will file its responses to the Staff’s comment letter dated March 21, 2011 no later than Friday, April 15, 2011.

Please contact the undersigned at (314) 878-2210 if you have any questions.

Sincerely,

/s/  Paul J. Milano

Paul J. Milano
Chief Financial Officer

cc:           Rebekah Blakeley Lindsey, Securities and Exchange Commission